SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ETELOS, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

29760D100

 (CUSIP Number)

Mitch Levine
c/o Enable Global Capital, LLC
One Ferry Building, Suite 255
San Francisco, California 94111
(415) 677-1577

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Enable Global Capital, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 73-1625368
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

AF, WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

	Not Applicable.	☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		*
Number of	8	Shared Voting Power
Shares
Beneficially		8,137,001*
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		*
	10	Shared Dispositive Power

		8,137,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,137,001*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒
13	Percent of Class Represented by Amount in Row (11)

25.53% *
14	Type of Reporting Person

IA

* Based on 31,867,537 outstanding shares of common  stock,  $0.01 par value per share  (“Common Stock”), of Etelos, Inc., a Delaware corporation (the "Company"), as of December 31, 2010, which is the sum of 27,473,537 outstanding shares of Common Stock prior to the warrant exercises described herein, as represented by the Company, and 4,394,444 shares of Common Stock issued in connection with warrant exercises described herein. As of December 31, 2010, Enable Growth Partners,  L.P., a Delaware limited partnership (“EGP”) and Enable  Opportunity  Partners,  L.P., a Delaware  limited  partnership (“EOP”, and together with EGP, the “Investors”) collectively  held (i)  8,137,001  shares of Common Stock,   (ii) warrants   to purchase   up to 2,250,000   shares of Common Stock at an   exercise price of $0.01 (“Warrants”), (iii) a 10% Senior Secured Convertible Debenture in the outstanding principal  amount of $1,500,000,   which is convertible into shares of Common Stock with a conversion rate of $0.50 (“Debenture”) and (iv) 13,665,780 shares of Series B Convertible Preferred Stock which is convertible into shares of Common Stock with a conversion rate of (a) $0.25 with respect to the first $1,245,708.34 of Stated Value, (b) $0.50 with respect to the next $827,708.33 of Stated Value, (c) $1.35 with respect to the next $6,427,424.93 of Stated Value and (d) $0.75 with respect to the next $1,699,856.23 (“Preferred Stock”).   The Warrants, Debenture and Preferred Stock each contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in  beneficial  ownership  by the  Investors of more than 4.99% of the outstanding   Common Stock.  Enable Global Capital, LLC (“EGC”) is the investment manager and general partner of the Investors.  As general partner and investment manager of the Investors, EGC possesses voting and investment  power over the securities held by the Investors as reported in this Schedule  13D.  Mitchell  S.  Levine is the Managing Member of EGC and, as such, possesses voting and investment  power over the securities  held by the Investors as reported in this Schedule 13D.  Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual  capacity.  The filing of this Schedule 13D shall not be deemed an  admission  that any person is, for  purposes  of Section 13 of the Securities  Exchange  Act of 1934 or  otherwise,  the  beneficial  owner  of any securities covered by or described in this Schedule 13D.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Enable Growth Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 75-3030215
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

	Not Applicable.	☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		*
Number of	8	Shared Voting Power
Shares
Beneficially		8,137,001*
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		*
	10	Shared Dispositive Power

		8,137,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,137,001*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☒
13	Percent of Class Represented by Amount in Row (11)

25.53% *
14	Type of Reporting Person

PN

* Based on 31,867,537 outstanding shares of common  stock,  $0.01 par value per share  (“Common Stock”), of Etelos, Inc., a Delaware corporation (the "Company"), as of December 31, 2010, which is the sum of 27,473,537 outstanding shares of Common Stock prior to the warrant exercises described herein, as represented by the Company, and 4,394,444 shares of Common Stock issued in connection with warrant exercises described herein. As of December 31, 2010, Enable Growth Partners,  L.P., a Delaware limited partnership (“EGP”) and Enable  Opportunity  Partners,  L.P., a Delaware  limited  partnership (“EOP”, and together with EGP, the “Investors”) collectively  held (i)  8,137,001  shares of Common Stock,  (ii) warrants  to purchase  up to 2,250,000  shares of Common Stock at an  exercise price of $0.01 (“Warrants”), (iii) a 10% Senior Secured Convertible Debenture in the outstanding principal  amount of $1,500,000,  which is convertible into shares of Common Stock with a conversion rate of $0.50 (“Debenture”) and (iv) 13,665,780 shares of Series B Convertible Preferred Stock which is convertible into shares of Common Stock with a conversion rate of (a) $0.25 with respect to the first $1,245,708.34 of Stated Value, (b) $0.50 with respect to the next $827,708.33 of Stated Value, (c) $1.35 with respect to the next $6,427,424.93 of Stated Value and (d) $0.75 with respect to the next $1,699,856.23 (“Preferred Stock”).  The Warrants, Debenture and Preferred Stock each contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in  beneficial  ownership  by the  Investors of more than 4.99% of the outstanding  Common Stock.  Enable Global Capital, LLC (“EGC”) is the investment manager and general partner of the Investors.  As general partner and investment manager of the Investors, EGC possesses voting and investment  power over the securities held by the Investors as reported in this Schedule  13D.  Mitchell  S.  Levine is the Managing Member of EGC and, as such, possesses voting and investment  power over the securities  held by the Investors as reported in this Schedule 13D.  Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual   capacity.  The filing of this Schedule 13D shall not be deemed an  admission  that any person is, for  purposes  of Section 13 of the Securities  Exchange  Act of 1934 or  otherwise,  the  beneficial  owner  of any securities covered by or described in this Schedule 13D.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Enable Opportunity Partners, L.P. R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 20-1204059
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

	Not Applicable.	☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		*
Number of	8	Shared Voting Power
Shares
Beneficially		8,137,001*
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		*
	10	Shared Dispositive Power

		8,137,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,137,001*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

25.53% *
14	Type of Reporting Person

OO

* Based on 31,867,537 outstanding shares of common  stock,  $0.01 par value per share  (“Common Stock”), of Etelos, Inc., a Delaware corporation (the "Company"), as of December 31, 2010, which is the sum of 27,473,537 outstanding shares of Common Stock prior to the warrant exercises described herein, as represented by the Company, and 4,394,444 shares of Common Stock issued in connection with warrant exercises described herein. As of December 31, 2010, Enable Growth Partners,  L.P., a Delaware limited partnership (“EGP”) and Enable  Opportunity  Partners,  L.P., a Delaware  limited  partnership (“EOP”, and together with EGP, the “Investors”) collectively  held (i)  8,137,001  shares of Common Stock,  (ii) warrants  to purchase  up to 2,250,000  shares of Common Stock at an  exercise price of $0.01 (“Warrants”), (iii) a 10% Senior Secured Convertible Debenture in the outstanding principal  amount of $1,500,000,  which is convertible into shares of Common Stock with a conversion rate of $0.50 (“Debenture”) and (iv) 13,665,780 shares of Series B Convertible Preferred Stock which is convertible into shares of Common Stock with a conversion rate of (a) $0.25 with respect to the first $1,245,708.34 of Stated Value, (b) $0.50 with respect to the next $827,708.33 of Stated Value, (c) $1.35 with respect to the next $6,427,424.93 of Stated Value and (d) $0.75 with respect to the next $1,699,856.23 (“Preferred Stock”).  The Warrants, Debenture and Preferred Stock each contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in  beneficial  ownership  by the  Investors of more than 4.99% of the outstanding  Common Stock.  Enable Global Capital, LLC (“EGC”) is the investment manager and general partner of the Investors.  As general partner and investment manager of the Investors, EGC possesses voting and investment  power over the securities held by the Investors as reported in this Schedule  13D.  Mitchell  S.  Levine is the Managing Member of EGC and, as such, possesses voting and investment  power over the securities  held by the Investors as reported in this Schedule 13D.  Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual  capacity.  The filing of this Schedule 13D shall not be deemed an  admission  that any person is, for  purposes  of Section 13 of the Securities  Exchange  Act of 1934 or  otherwise,  the  beneficial  owner  of any securities covered by or described in this Schedule 13D.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Mitchell S. Levine I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

OO, PF
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

	Not Applicable.	☐
6	Citizenship or Place of Organization

United States
	7	Sole Voting Power

		73,333*
Number of	8	Shared Voting Power
Shares
Beneficially		8,137,001*
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		73,333*
	10	Shared Dispositive Power

		8,137,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,210,334*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

25.76% *
14	Type of Reporting Person

IN

* Based on 31,867,537 outstanding shares of common  stock,  $0.01 par value per share  (“Common Stock”), of Etelos, Inc., a Delaware corporation (the "Company"), as of December 31, 2010, which is the sum of 27,473,537 outstanding shares of Common Stock prior to the warrant exercises described herein, as represented by the Company, and 4,394,444 shares of Common Stock issued in connection with warrant exercises described herein. As of December 31, 2010, Enable Growth Partners,  L.P., a Delaware limited partnership (“EGP”) and Enable  Opportunity  Partners,  L.P., a Delaware  limited  partnership (“EOP”, and together with EGP, the “Investors”) collectively  held (i)  8,137,001  shares of Common Stock,  (ii) warrants  to purchase  up to 2,250,000  shares of Common Stock at an  exercise price of $0.01 (“Warrants”), (iii) a 10% Senior Secured Convertible Debenture in the outstanding principal  amount of $1,500,000,  which is convertible into shares of Common Stock with a conversion rate of $0.50 (“Debenture”) and (iv) 13,665,780 shares of Series B Convertible Preferred Stock which is convertible into shares of Common Stock with a conversion rate of (a) $0.25 with respect to the first $1,245,708.34 of Stated Value, (b) $0.50 with respect to the next $827,708.33 of Stated Value, (c) $1.35 with respect to the next $6,427,424.93 of Stated Value and (d) $0.75 with respect to the next $1,699,856.23 (“Preferred Stock”).  The Warrants, Debenture and Preferred Stock each contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise or conversion would result in  beneficial  ownership  by the  Investors of more than 4.99% of the outstanding  Common Stock.  Enable Global Capital, LLC (“EGC”) is the investment manager and general partner of the Investors.  As general partner and investment manager of the Investors, EGC possesses voting and investment  power over the securities held by the Investors as reported in this Schedule  13D.  Mitchell  S.  Levine is the Managing Member of EGC and, as such, possesses voting and investment  power over the securities  held by the Investors as reported in this Schedule 13D.  Mitchell S. Levine also possesses sole voting and investment power over 73,333 Shares that he holds in his individual  capacity.  The filing of this Schedule 13D shall not be deemed an  admission  that any person is, for  purposes  of Section 13 of the Securities  Exchange  Act of 1934 or  otherwise,  the  beneficial  owner  of any securities covered by or described in this Schedule 13D.

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”), of Etelos, Inc., a Delaware corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are located at 26828 Maple Valley Highway #297, Maple Valley, Washington 98038.

Item 2.   Identity and Background.

(a)           This Statement on Amendment No. 1 to Schedule 13D is filed by Enable Global Capital, LLC, a Delaware limited liability company (“EGC”).  EGC was formerly known as Enable Capital Management, LLC.  This Statement is also filed on behalf of (i) Enable Opportunity Partners, L.P., a Delaware limited partnership (“EOP”), (ii) Enable Growth Partners, L.P., a Delaware limited partnership (“EGP”, and together with EOP, “Investors”) and (iii) Mitchell S. Levine (together with EGC and Investors, “Filing Parties”).  EGC serves as the general partner and investment manager of EOP and EGP.  As investment manager and general partner of the Investors, EGC possesses voting and investment power over the securities owned by the Investors reported in this Amendment No. 1 to Schedule 13D.  Mitchell S. Levine is the Managing Member of EGC and, as such, possesses voting and investment power over the securities owned by the Investors reported in this Amendment No. 1 to Schedule 13D.  Mitchell S. Levine also possesses sole voting and investment power over the securities of the Company that he holds in his individual capacity.

(c)           The Filing Parties’ principal business is investing in property of all kinds, including, without limitation, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

(d)           During the past five  years,  none of the  Filing  Parties  have been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e)           During the past five years, none of the Filing Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such  person or entity was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

On December 31, 2010, pursuant to a Securities Exchange and Amendment Agreement (the “Exchange Agreement”), the Company, Etelos IP Holding Company, a subsidiary of the Company, EGP, EOP and Pierce  Diversified  Strategy Master Fund, LLC, a Delaware limited liability  company (“Pierce”), agreed to certain transactions, including the exchange of debt securities of the Company in the aggregate principal amount of $10,200,697.83 held by EGP and EOP into an aggregate of 13,665,780 shares of Series B Convertible Preferred Stock of the Company and the exercise by EGP of warrants to purchase 4,436,111 shares of Common Stock at an exercise price of $0.25.  The aggregate exercise price on the warrants paid by EGP was $1,109,027.75, which funds were paid out of working capital.  The securities of the Company that are registered in the name of Pierce are beneficially owned by EGP.

Item 4.   Purpose of Transaction.

The exchange and acquisition of the securities referred to herein is for investment purposes.  The Filing Parties have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of December 31, 2010, Enable Growth Partners,  L.P., a Delaware limited partnership ("EGP") and Enable  Opportunity  Partners,  L.P., a Delaware  limited  partnership ("EOP", and together with EGP, the "Investors") collectively  held (i)  8,137,001  Shares,  (ii) warrants  to purchase  2,250,000  Shares at an  exercise price of $0.01 per Share which terminate on September 30, 2016 (“Warrants”), (iii) a 10% Senior Secured Convertible Debenture in the outstanding principal  amount of $1,500,000,  which is convertible into shares of Common Stock with a conversion rate of $0.50 (“Debenture”) and (iv) 13,665,780 shares of Series B Convertible Preferred Stock which is convertible into shares of Common Stock with a conversion rate of (a) $0.25 with respect to the first $1,245,708.34 of Stated Value, (b) $0.50 with respect to the next $827,708.33 of Stated Value, (c) $1.35 with respect to the next $6,427,424.93 of Stated Value and (d) $0.75 with respect to the next $1,699,856.23 (“Preferred Stock”).  The Warrants, Debenture and Preferred Stock each contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise  would result in  beneficial  ownership  by the  Investors of more than 4.99% of the issued and  outstanding  Common Stock.

Enable Global Capital, LLC, a Delaware limited liability company (“EGC”), is the investment manager and general partner of  the Investors.  As general partner and investment manager of the Investors, EGC possesses  voting and investment  power over the securities held by the Investors as reported in this Schedule  13D.  Mitchell  S.  Levine is the  Managing  Member of EGC and, as such,  possesses  voting and investment  power over the securities  held by the Investors as reported in this Schedule 13D.  Mitchell S. Levine also possesses  sole voting and investment  power over 73,333 Shares that he holds in his individual  capacity.

Based on 31,867,537 outstanding shares of common  stock,  $0.01 par value per share  (“Common Stock”), of Etelos, Inc., a Delaware corporation (the "Company"), as of December 31, 2010, which is the sum of 27,473,537 outstanding shares of Common Stock prior to the transactions described herein, as represented by the Company, and 4,394,444 shares of Common Stock issued in connection with warrant exercises pursuant to the Securities Exchange and Amendment Agreement, dated as of December 31, 2010, between the Company, Etelos IP Holding Company, EGP, EOP and Pierce, the Filing Parties may be deemed to beneficially own 8,137,001 shares of Common Stock, or 25.53% of the shares of Common Stock issued and outstanding as of December 31, 2010, and Mitchell S. Levine may be deemed to beneficially own 8,210,334 shares of Common Stock, or 25.76% of the shares of Common Stock issued and outstanding as of December 31, 2010.  The filing of this Schedule 13D shall not be deemed an  admission  that any person is, for  purposes  of Section 13 of the Securities  Exchange  Act of 1934 or  otherwise,  the  beneficial  owner  of any securities covered by or described in this Schedule 13D.

Except as set forth above, no other Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock are owned, beneficially or otherwise, by any of the persons referenced in Item 2.

(c)      The Filing Parties have not entered into any transactions in Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock during the sixty (60) days prior to December 31, 2010.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 16, 2011
ENABLE GLOBAL CAPITAL, LLC

By:	/s/ Mitchell S. Levine
Name: Mitchell S. Levine
Title: Managing Member

Joint Filing Undertaking:

This Amendment No. 1 to the Schedule 13D incorporates by reference the Joint Filing Undertaking that was attached to the Schedule 13D that was filed with the Securities and Exchange Commission on May 12, 2008.